April 29, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Western Reserve Life Assurance Co. of Ohio WRL Series Life Account PEA #28 on Form N-6 (File Nos. 33-69138/811-4420)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for WRL Freedom Wealth Protector variable life insurance policy of the Registrant, hereby requests acceleration of the effective date of the above referenced Registration Statement filed on Form N-6 to May 1, 2009, or as soon thereafter as reasonably practicable.

WRL SERIES LIFE ACCOUNT
(Registrant)

By: WESTERN RESERVE LIFE ASSURANCE CO.
OF
OHIO (“WRL”)

TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)

/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Senior Counsel of WRL
Assistant Vice President of TCI